SINO CLEAN ENERGY INC.
Room 1605, Suite B, Zhengxin Building
No. 5 Gaoxin 1st Road, Gaoxin District
Xi’an, Shaanxi Province, PRC

November 7, 2011

Mr. Rufus Decker Accounting Branch Chief United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Sino Clean Energy, Inc.
Form 10-K for Fiscal Year ended December 31, 2010
Filed April 5, 2011
Form 10-Q for Fiscal Quarter ended March 31, 2011
Filed May 16, 2011
Forms 8-K
Filed August 15, 2011 and August 23, 2011
File No. 001-34773

Dear Mr. Decker:

Sino Clean Energy, Inc., a Nevada corporation (“Sino Clean” or the “Company”), is in receipt of the letter issued on September 30, 2011 (the “Staff’s Letter”) addressed to Mr. Baowen Ren, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”), Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 (the “10-Q”) and the Current Reports on 8-K filed on August 15, 2011 and August 23, 2011.

We hereby provide responses to the comments.  In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

COMPANY RESPONSE : The Company understands the request and will comply.

Los Angeles New York Chicago Nashville Washington, DC Beijing www.loeb.com A limited liability partnership including professional corporations

Mr. Rufus Decker
November 7, 2011

Item 1.  Business, page 1
Customer, page 20

2. We note your response to comment 4 in our letter dated August 9, 2011. Please provide examples of the types of industries represented in the area, and identify the industries which you currently serve, as well as any additional industries which you intend to serve once your 750,000 metric tons capacity becomes fully operational. In this regard, we note your statement that less than 2% of your customers served in Guangdong are residential buildings, hospitals or government buildings.

COMPANY RESPONSE :The Guangdong facility primarily serves local industrial business. Currently the Company serves five customers in the following industries:

-	food and beverage ;

-	colored paper products;

-	shoe-making materials ;

-	garments; and

-	rubber products .

In the future, other customers may also include those in the chemical industry after the 750,000 metric ton capacity facility is fully operational.

Customer & Supply Contracts, page 21

3. We note your response to comment 5 in our letter dated August 9, 2011. To the extent applicable, please ensure that you are consistent on how you describe the business of your largest customer. In addition, while you state that you do not track whether the final sales by Haizhong Heating are made residentially or commercially, we note that in response to our prior comment eight you provide a break-down of your total sales for the year between those two categories. Please explain to us how you derived these percentages if you do not track the sales by your largest customer, and how you are able to analyze the seasonality aspect of your business without tracking such information. We may have further comments following the review of your response.

COMPANY RESPONSE : According to our previous comment “Haizhong Heating has signed an exclusive agreement with the Shenyang municipal government to provide heating to a large master planned community consisting primarily of residential buildings within an area of 1,200 hectares.” Due to the limited availability of information, we classified our sales to Haizhong Heating with regard to this master planned community,  which is primarily a residential development, as “Residential Heating” in our break-down of sales analysis and consideration of seasonality. We consider the effect of not having the information from our customers as insignificant to the reader’s analysis as we believe the information is as close an estimate as we can make.

Mr. Rufus Decker
November 7, 2011

Management’s Discussion and Analysis, page 45
Overview

4. We note your response to comment 6 in our letter dated August 9, 2011. In a similar manner to your response, please disclose how you determine your run-rate capacity as well as how you were able to produce amounts substantially in excess of your run-rate capacity.

COMPANY RESPONSE :The run-rate capacity of 850,000 metric tons per annum is based on standard running capacity without over-time work. The standard running capacity is calculated at a basis of 12 hours per working day and 300 working days per annum. The following table shows the basis of estimation of annual run-rate capacity of 850,000 metric tons:

Production line	Estimated hourly production (Metric tons)	Working day (day)	Working hour (hour)	Total (Metric tons)	Shown in 10K (Metric tons)
Tongchuan I	28	300	12	100,800	100,000
Tongchuan II	69	300	12	248,400	250,000
Tongchuan III	56	300	12	201,600	200,000
Shenyang I	42	300	12	151,200	150,000
Shenyang II	42	300	12	151,200	150,000
Total				853,200	850,000

The production capacity per hour in each production line can be adjusted within a reasonable range. For example, for a production line with an  annual run-rate capacity of  100,000 metric tons, the hourly rate is approximately 28 metric tons. It can be adjusted to a  minimum of 24 metric tons or maximum 32 metric tons. The adjustment of capacity directly affects the useful life of plant and machinery.

Due to increased demand by our customers, we incurred overtime and produced up to 16 hours per day, so the actual production volume of 982,167 metric tons for 2010 was greater than our run-rate capacity of 850,000 metric tons.

5. We note your response to comment 7 in our letter dated August 9, 2011. Your response indicates that you are impacted by the seasonality of your business. In certain periods, the impact may have been offset by other factors such as the addition of new customers. We continue to believe that you should expand your disclosures in MD&A to provide a discussion of the actual impact of seasonality. Your discussion should include the periods impacted along with the corresponding impact on revenues and net income. Please also disclose why you would not be impacted by seasonality with your industrial customers.

Mr. Rufus Decker
November 7, 2011

COMPANY RESPONSE :The following table shows the actual impact of seasonality on the Company. The Company’s sales are usually higher in the winter months as the demand for thermal or heat supply is greater. Excluding the new customers added in the second quarter of 2010, second and third quarter 2010 sales represent a significant decrease when compared with those in first and fourth quarter 2010. As explained before, additional sales due to the contracts signed with our new customers since the second quarter of 2010, the additional sales amount compensated for  the decrease in our low season, there by diluting the seasonal effect.

	1st quarter Revenue ($)	2nd quarter Revenue ($)	3rd quarter Revenue ($)	4th quarter Revenue ($)	Total revenue
Excluding additional customers in 2010	24,596,853	18,220,898	18,301,682	25,620,779	86,740,212

Including additional customers in 2010	24,596,853	24,330,961	24,956,235	32,389,736	106,273,785

In 2011, with the development in Guangdong province, which focuses primarily on industrial business, the Company anticipates that the percentage of the Company’s industrial customer base will increase, which will reduce the seasonal impact on the Company’s revenues and net income. Seasonality in our industrial business is based on orders received from customers. For example, the demand is higher in summer months for industries such as the beverage industry. Currently, the various industries in which our customers are engaged  in Guangdong province do not materially affect the seasonality of our sales (please refer to comment 2).

It is noted that industrial users would need our CSWF all year round for their production operations, as opposed to residential users, who would need household heating in winter months but not in summer months. So seasonality would not play a significant role for industrial users.

Results of Operations, page 49

6. We note your response to comment 10 in our letter dated August 9, 2011. We continue to believe that you should more clearly explain and quantify each of the factors that led to such significant increases in revenues. You should discuss and correspondingly quantify whether the increases in revenue are attributable to increases in prices, increases in the volume of goods sold, or due to the introduction of new products. Your response indicates that it may be helpful to discuss the revenues associated with each facility separately. For each facility, please disclose the amount of revenues recorded each period, and quantify each of the factors which led to the increase and decrease. In addition, your response to prior comment 11 indicates that some of the fluctuations in revenue may be attributed to you billing customers for transportation costs in 2010. If so, this should also be separately quantified. Refer to Items 303(a)(3)(iii) of Regulation S-K and Financial Reporting Codification 501.04.

Mr. Rufus Decker
November 7, 2011

COMPANY RESPONSE :The annual sales of the Company for 2010 were $106,273,785,  representing an increase of $60,261,432 or 131% when compared to annual sales of $46,012,353 for 2009. From the following tables we can see the increase in revenue was mainly due to the increased production at the Shenyang facility totaling $40,710,628.  The Shenyang facility was in operation for three months in 2009 compared to twelve months in 2010.

Increase in revenue attributable to increase in volume (by facility) :
	2009 quantity (metric tons)	2010 quantity (metric tons)	Increase in quantity (metric tons)	Average unit price ($)	Attributable to increase in sales ($)
Tongchuan facility	403,955.48	594,609.53	190,654.05	97.95	18,674,565
Shenyang facility	52,241.97	387,557.27	335,315.30	121.41	40,710,628
Total	456,197.45	982,166.80	525,969.35		59,385,193

Increase in revenue attributable to increase in price (by facility):
	2009 unit price ($)	2010 unit price ($)	Increase in unit price($)	Quantity in 2010(metric tons)	Attributable to increase in sales ($)
Tongchuan facility	97.95	99.42	1.47	594,609.53	876,239
Shenyang facility	121.41	121.41	-	387,557.27	-
Total				982,166.80	876,239
Total increase in sales					60,261,432

As indicated by the table above, Tongchuan increased its production by 190,654 metric tons which attributed increase of sales of $18,674,565. Tongchuan’s unit price  increased by $1.47, which contributed $876,239 of increase of sales. In total, Tongchuan contribution to sales is $19,550,804 which takes 32.4% of total increment of the Company’s total sales.

Mr. Rufus Decker
November 7, 2011

Production at the Shenyang facility increased sharply by 335,315.30 metric tons from 52,241.97 metric tons in 2009 to 387,557.27 metric tons in 2010, contributing $40,710,628 to the increase in revenue. As a result, Shenyang contributed to a total of 67.6% of the Company’s total sales.

Customers are not billed for transportation costs and fluctuations in revenue are not attributed to billing of customers for transportation costs.

7. We note your response to comments 11 and 12 in our letter dated August 9, 2011. Transportation costs consist mostly of fees paid to third party logistic companies. In 2009 and prior, transportation costs were paid mostly by your customers. During the year ended 2010, you re-negotiated your annual contracts with all customers and became responsible for paying transportation costs. In this regard, please address the following:

•	In 2009 and prior, please tell us whether you billed customers for transportation costs or incurred any transportation costs;

•
Please tell us if the changes in terms of your transportation costs had any impact on your revenue recognition policy. You record revenue at the point when customer acceptance occurs since title and risk of loss are transferred to the customer. Please clarify when customer acceptance took place in 2009 and prior as well as in 2010;

•	Please tell us what consideration you gave to ASC 605-45-45-20 in determining that transportation costs should be presented gross;

•	As previously requested please discuss your transportation costs as a percentage of sales; and

•
Please discuss in MD&A that your gross profit amounts may not be comparable to those of other entities, since some entities include all of their transportation costs in cost of goods sold and others like you exclude a portion of them from gross profit.

COMPANY RESPONSE :The Company’s responses to the comments are as follows:

-
In 2008, a total of 160,617 tons of CWSF was sold, all from the Company’s Tongchuan facility.  From January 2008 to August 2008, the Company had a total of 8 customers, increasing  to 10 customers in September 2008, 13 customers in November 2008, and 16 customers in December 2008.  Transportation for sales in 2008 was provided for by the Company primarily by using the Company’s delivery vehicle or in some cases was paid for by the customers.  For deliveries provided for by the Company, the Company absorbed this cost in its pricing structure.  In 2009, the number of customers at the Tongchuan facility increased from 16 customers to 29 customers.  Beginning in July 2009, primarily due to the increase in volume of deliveries, the policy of delivering CWSF to customers using the Company’s delivery vehicle or being paid for by the customer was changed to having third party logistics companies make all deliveries for the Company.  The Company includes the cost of third party logistics companies in its pricing structure and does not bill customers separately for deliveries.

Mr. Rufus Decker
November 7, 2011

-
There is no change in the revenue recognition policy of the Company. Since the Company began to sell CWSF in September 2007, revenue has been recognized at the point when customer physically accepts the delivery of CWSF.  The Company’s revenue recognition policy has been the same irrespective of how the transportation cost was incurred.

-
As previously indicated, the Company’s policy is to not bill transportation costs to the customer.  ASC 605-45-45-20 is not applicable in the discussion of the Company’s sales of CWSF since the Company is not in an agent/principal relationship and no separate transportation cost is billed separately to the customer.

-	The transportation cost for 2010 was $4,530,881 which represented 4.3% of the Company’s sales of $106,273,785.

-	We will include such discussion in the Company’s future 10-K filing.

8. We note your response to comment 14 in our letter dated August 9, 2011. Please show us what your disclosures will look like as far as discussing the actual impact of the change in the market price of coal and CWSF on your revenues and gross profit. It is not clear if you intend to include the table provided in your response in your actual disclosures.

COMPANY RESPONSE : The related disclosures will include the following table  :

	2010			2009
	Quantity	Unit price	Amount	Quantity	Unit price	Amount
	MT	$/MT	US$	MT	$/MT	US$

Revenue	982,167	108.2	106,273,785	456,197	100.9	46,012,353
Cost of goods sold
- Coal	982,167	53.8	52,844,787	456,197	52.0	23,716,734
- Others	982,167	11.8	11,600,075	456,197	11.4	5,206,112
		65.6	64,444,862		63.4	28,922,846

Gross profit		42.6	41,828,923		37.5	17,089,507

Gross margin		39.4%	39.4%		37.1%	37.1%

9. We note your response to comment 16 in our letter dated August 9, 2011. You stated that the average interest rate would be more meaningful if the weighted average method was used to calculate the average cash balance. Please disclose the weighted average cash balance and correspondingly discuss and explain interest income as a percentage of this cash balance. Given that you indicate approximately 56% of your cash at December 31, 2010 was kept outside of China, it is not clear why it would be meaningful to only look at the applicable interest rate for demand deposits in China. Please advise.

Mr. Rufus Decker
November 7, 2011

COMPANY RESPONSE:  Substantially, all of the Company's funds from inception until December, 2010 were maintained in RMB in bank accounts in China.  As noted in our response to Comment 16, the Company received $28.8 million in late December 2010 from the proceeds of our public offering, which proceeds were deposited into a US bank account.  By March 31, 2011, substantially all of the funds in the US bank account were transferred to bank accounts in China.

As the Company uses the RMB as its functional currency, there is little need for USD balances except for paying professional and other fees, so most of the Company’s cash balances are in RMB.  Hence it will not be meaningful to look at the applicable USD deposit rates, as the amount of interest involved is not material.

Therefore applicable interest rates for RMB demand deposits in China are relevant for our analysis only.  In any case, as pointed out previously, for efficient investment and liquidity considerations, the Company keeps most of its cash in RMB demand deposit accounts, which earn very little interest as the applicable rate is only 0.36% per annum.

Liquidity and Capital Resources, page 50

10. We note your response to comment 18 in our letter dated August 9, 2011. It appears that cash flows from operations was also significantly impacted by changes in accounts receivable, accounts payable and accrued expenses, as well as noncash expenses. In addition to your discussion of the impact of net income on cash flow from operations, you should also discuss the underlying reasons for changes in other components, with specific discussions for inventories, receivables, and accounts payable and accrued expenses. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

COMPANY RESPONSES : Cash out-flows from the change in accounts receivable decreased by $2.7 million from $2.8 million for 2009 to $0.1 million for 2010. The decrease was mainly due to the substantial increase of $2.7 million in accounts receivable from $0.9 million as at December 31, 2008 to $3.6 million as at December 31, 2009 as a result of the growth in business starting from mid-2009. As at December 2010, the Group maintained its accounts receivable at around $3.8 million. That is why there was not much cash out-flow from the change in accounts receivable in 2010.

Cash out-flows from the change in inventories and prepaid inventories increased by $0.5 million from $4.3 million for 2009 to $4.8 million for 2010. The increase was mainly due to the continuous increase in inventories balance at year end date for 2008 ($2.0 million), 2009 ($6.3 million) and 2010 ($11.5 million) as a result of the increase in production capacity as well as the increase in number of plant locations.

Cash generated from the change in accounts payable and accrued expense decreased from $1.7 million for 2009 to an out-flow of $1.1 million for 2010. The cash generated for 2009 was mainly due to the increase in accounts payable and accrued expense from $1.0 million as at December 31, 2008 to $2.7 million as at December 31, 2009 as a result of the growth in business. The cash used in the change in accounts payable and accrued expense for 2010 was mainly due to the decrease in accounts payable and accrued expense as a result of the improvement in cash balance from $2.7 million as at December 31, 2009 to $1.6 million as at December 31, 2010.

Mr. Rufus Decker
November 7, 2011

11. We note your response to comment 20 in our letter dated August 9, 2011. Please address any restrictions that impact your ability to transfer cash out of China. Please show us what your proposed disclosures will look like.

COMPANY RESPONSE:

As noted in our response to comment 20, we discussed all restrictions that impact our ability to transfer cash out of China.

A proposed disclosure is as follows:

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The Company receives all of our revenue in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies by complying with certain procedural requirements. However, approval from the SAFE or its local counterparts is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, and we may not be able to pay dividends in foreign currencies to our shareholders.

Item 9A – Controls and Procedures, page 52
Management’s Report on Internal Control Over Financial Reporting, page 52

12. We note your response to comment 23 in our letter dated August 29, 2011. Please address the second half of our prior comment 23 by telling us whether the control deficiency had any impact on the company’s financial reporting, and to the extent applicable, quantify that impact.

COMPANY RESPONSE: Although management concluded that the Company’s internal control over financial reporting was ineffective due to certain material weaknesses, these weaknesses in the aggregate had no impact on our financial statements.  The weaknesses caused Management to expend significantly more effort in the financial reporting process and facilitating the closing process and led to increased audit committee oversight.

13. We note your response to comment 24 in our letter dated August 9, 2011. Please address the following:

•
(1) It is not clear how you evaluate and assess internal control over financial reporting. Your response discusses internal controls that you have put into place however you do not address your evaluation and assessment of internal control over financial reporting. Please advise. You should specifically address the period prior to the employment of Ernst & Young (China) Advisory Limited;

Mr. Rufus Decker
November 7, 2011

•
(2) In early 2011, you employed Ernst & Young (China) Advisory Limited for an internal control assessment. Please further advise as to what their actual role and responsibilities will be as part of this assessment;

•
(3) In regards to converting your books and records to U.S. GAAP for SEC reporting, it appears that the controls that you rely on to ensure that you have made all the necessary and appropriate adjustments in your conversions and disclosures is the review of these converted financial statements by your Chief Financial Officer and the approval of these financial statements by your audit committee. Please further clarify the specific procedures they perform to ensure that all the necessary adjustments have been made;

•
(4) In regards to the background of the people involved in your financial reporting, please confirm that your chief financial officer is a Certified Public Accountant in the United States. It appears that the only person involved in your financial reporting with education and ongoing training related to U.S. GAAP is your Chief Financial Officer. Please confirm. Your Vice President of Finance is primarily responsible for converting the financial statements to US GAAP. Please further clarify whether he receives any U.S. GAAP professional training;

•
It is not clear which of the people listed are involved in evaluating the effectiveness of your internal control over financial reporting as well as whether any of the people listed have experience in evaluating the effectiveness of internal control over financial reporting. Please advise; and

•
(5)For the audit committee financial expert identified in your Form 10-K, please also describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting. Please also specifically address whether either this expert or the current audit committee financial expert had any U.S. GAAP education or professional training.

COMPANY RESPONSE : The Company’s response to the comments are as follows:

-
(1) We have carried out an evaluation of the internal control function as required by Rule 13a-15(d) under supervision of Management, which includes the Company’s CEO, CFO and VP Finance.  As reported on our 10Q for the quarter ended March 31 2011, the internal control weaknesses identified included inadequate or lack of qualified accounting personnel to handle: (i) accounting for complex and non-routine transactions;(ii) the closing of our financial statements at the end of a period; and (iii) compliance with disclosure requirements and processes for SEC reporting.

Mr. Rufus Decker
November 7, 2011

Before the employment of Ernst & Young (China) Advisory Limited, Management had put in place certain internal control measures in the Company’s policies and procedures based on their experience gained from operating the business throughout the years and knowledge about internal controls gained from various means. The members of Management were aware that they were not internal control specialists and there were areas where internal controls could be improved and strengthened. Therefore, Management engaged Ernst & Young (China) Advisory Limited to perform a systematic and professional assessment of the adequacy of the Company’s internal controls based on the COSO internal control framework. Areas of improvement were identified from the assessment and recommendations were given by Ernst & Young (China) Advisory Limited to improve and strengthen the internal controls of the Company.

Management has directly and effectively taken measures to remedy these disclosures and internal control weaknesses by engaging an internal control specialist team consisting of the following 4 members:

(i) Team member 1: CPA, CIA, CMC. From Hong Kong and station in Beijing. Fluent English and Mandarin. 11 years of financial audit and advisory experience (10 years in big 4).Specialized in MNCs and Chinese companies listed in the US when was in big 4. Worked in Hong Kong, New York, Beijing. In-depth understanding of PRC companies and US market.

(ii) Team member 2: First batch China CPA. Stations in Beijing. 23 years of auditing and advisory experience. Ex-Big 4 professional. Specialized in assisting Chinese companies with overseas listing including the US and HK.

(iii) Team member 3: Ex-Big 4 professional. 9 years of auditing and advisory experience (7 years in Big 4). Was the IA Director of a sizable Hong Kong listed company. Fluent English. Stationed in Beijing.

(iv) Team member 4: Ex-Big 4 professional. 7 years of advisory and commercial experience.Specialized in assisting Chinese companies with SOX compliance and internal control assessment and improvement. Stationed in Beijing.

-
(2) The actual role and responsibilities of the Ernst & Young (China) Advisory Limited included evaluation, recommendations, trial implementation periods review of the effectiveness of the Company’s internal controls based on the COSO internal control framework, and providing practical recommendations to close any internal control gaps identified to strengthen the Company’s internal controls. The implementation phrase is to begin only in early 2012.

To be more expedient and effective, as of October 24, 2011, a specialist team (team details as mentioned above) has been engaged to implement and at a later stage test the recommendations given by Ernst & Young (China) Advisory Limited.

This team is charged with timely setting of an effective internal control system, SOX compliance, and improving the Company’s SEC financial reporting functions.
-
(3) Our CFO reviews (i) the consolidated accounts in order to ensure that all the necessary adjustments have been made in converting from Chinese GAAP to US GAAP; (ii) each operating facility’s general accounts to identify items that need to be adjusted in the conversion process; (iii) adjustments made by our VP-Finance in his consolidation work paper.  The financial reports will also be reviewed and approved by our audit committee, which is chaired by Mr. Paul Chiu (detailed bio below).

Mr. Rufus Decker
November 7, 2011

-
 (4) Our CFO has been a US Certified Public Accountant since 2007. Our VP-Finance a CPA from Australia, received US GAAP professional training  and gained actual work experience when he worked for one of the Big-4 audit firms. The CFO and VP Finance are involved in evaluating the effectiveness of internal controls over financial reporting.

-
(5) Our audit committee financial expert was trained as a Canadian Chartered Accountant (MBA CA) and has extensive corporate accounting and tax reporting experience and he has taken Professional Development courses for evaluating internal control procedures and SOX compliance.

As Audit Committee Chair, our audit committee financial expert will focus on the following priority issues:

(i) reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K ;

(ii) reviewing the adequacy of internal controls and ensuring the Company executes E&Y recommendations to implement effective internal control function and governance procedures on a timely basis;

(iii) discussing the audited/reviewed financial statements and SEC comment letters with our management and auditors and solicitors to ensure all material issues raised by recent public allegations against the Company have been duly addressed and clarified.

Item 10. Directors, Executive Officers and Corporate Governance, page 53  Current Executive Officers and Directors, page 53

14. We note the revised director biographies in response to comment 25 in our letter dated August 9, 2011. However, your disclosure must address the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company in light of the company's business and structure. Please revise accordingly.

COMPANY RESPONSE :  The following are the revised biographies for each of our directors who were included in the Form 10-K.  We have included additional disclosure that we believe is relevant as required by Item 401(e)(1) of Regulation S-K.

Baowen Ren has served as the Company’s Chief Executive Officer and Chairman of the Board since October 2006. He is primarily responsible for the overall strategic planning, formulation of the corporate policies, the corporate development and also the day-to-day management of the Group. Mr. Ren has over 16 years of management experience in the manufacturing industry. Mr. Ren, is a prominent figure in China's CWSF industry with over seven years' experience in CWSF research, development and sales. As a member of the China CWSF Research Center, the China Association of Environmental Protection Industry, and the China Association of Low-Carbon Economy, Mr. Ren is very familiar with China's clean energy policies, regulations, directions and the role that CWSF plays within China's clean coal technology plan. Since 2005, Mr. Ren has built the largest CWSF production base in northwest China. In 2008, Mr. Ren issued the paper "The Development of CWSF under the Movement of National Energy Conservation and Emission Reduction", which was adopted by the National CWSF Promotion Work Conference Paper Collection.

Mr. Rufus Decker
November 7, 2011

Mr. Ren graduated with a B.A. degree Chinese Language and Literature from Shaanxi Normal University in 1992 and a master degree in business administration from Northwest Jiao Tong University in 2009. Among other qualifications, Mr. Ren brings to the board both executive leadership experience and CWSF manufacturing experience, including production, operation, research and development and sales. Furthermore, Mr. Ren’s comprehensive understanding of China’s clean energy policies, regulations, and development trends help the board to plan its corporate strategy and practices.

Peng Zhou has served as a director on our Board since October 2006 and as Chief Operating Officer of Shenyang Energy since October 2009. Mr. Zhou is primarily responsible for production, research and product development. He has over 10 years experience in the industry of manufacturing CWSF.  He served as the General Manager of Suo'ang BST from January 2005 to December, 2009. Mr. Zhou graduated from Xi'an Jiao Tong University and received a B.A. degree in Statistics. . Mr. Zhou brings to the board over 10 years of operational experience in the industry of CWSF manufacturing, research and development.

Wenjie Zhang has served as a director on our Board since October 2006. Mr. Zhang is primarily responsible for the design and planning of the Group’s production facilities. He has over 13 years experience in business and production facilities construction administration. He was the co-founder of Suo'ang BST. In 1995 Mr. Zhang graduated from the Xi'an Science Institution and received a B.A. degree in Administration, and in 1997 graduated from Shaanxi Hanzhong Business College and received a Bachelor Degree in Business and Trade. Mr. Zhang’s extensive experience with a local engineering company enables him to provide valuable insight to the board.

Gang Sheng has served as a director on our Board since March 2011. Mr. Sheng is primarily responsible for capital management of the Group. He has over 16 years of experience in providing corporate finance advisory services and investment management. Mr. Sheng is the Vice President of SAIF Partners, a leading growth capital fund focused in China and India. Prior to joining SAIF Partners in March 2007, he was an associate director of Latitude Capital Group, a boutique investment banking firm based in Hong Kong and Beijing. He is a Certified Public Accountant in the PRC and holds a Bachelor degree in Economics in International Accounting from Renmin University and a Master degree in Business Administration from Beijing University, Guanghua School of Management. Mr. Sheng’s extensive experience in corporate finance enables him to provide valuable advice to the board regarding the financial management of the Company.

Zhixin Jing has served as a director on our Board since March 2011. Mr. Jing is primarily responsible for the Group’s financial and accounting function including reviewing the Group’s financial position and responsible for the strategic investment planning and corporate finance activities. He has over 18 years of experience in providing corporate finance, restructuring, accounting and audit advisory services. In 2010, Mr. Jing was the General Manager of Shaanxi Branch of Lianhe Credit Management Co., Ltd.  From 1998 to 2004, Mr. Jing was the financial controller of Xi’an City Development and Investment Co. Ltd.  He holds a Bachelor degree in Accounting from Xi'an Jiaotong University. Among other qualifications, Mr. Jing brings the board and Audit Committee over 18 years of comprehensive experience in financial management and corporate finance.

Mr. Rufus Decker
November 7, 2011

Board of Directors, page 57
Director Qualifications, page 57

15. It is unclear from your response to comment 27 in our letter dated August 9, 2011 whether or not the corporate governance committee considers diversity in identifying nominees for director. Please clarify.
COMPANY RESPONSE: While the nominating and corporate governance committee  considers diversity that would be constructive to the management of the Company when identifying nominees for director, it does not have a formal policy in place for such consideration. The committee does however believe that experience and expertise take priority over diversity as a consideration for a director nominee.

Item 11. Executive Compensation, page 59
Compensation Discussion and Analysis, page 59
Summary Compensation Table, page 59

16. We note your response to comment 29 in our letter dated August 9, 2011. Please provide us supplementally with a revised summary compensation table reflecting the options grants to Mr. Chan and Ms. Wen.

COMPANY RESPONSE : The summary compensation table is as follows:

							Nonqualified
Name and						Non-Equity	Deferred
Principal				Stock	Option	Incentive Plan	Compensation
Position	Year	Salary	Bonus	Awards	Awards	Compensation	Earnings	Total
		$	$	no. of shares	no. of shares	$	$	$
Baowen Ren	2010	18,182	0	0	0	0	0	18,182
CEO	2009	17,518	0	0	0	0	0	17,518
Hon Wan Chan	2010	28,133	0	0	0	0	0	28,133
VP Finance	2009	26,277	0	0	10,000	0	0	26,277
Wendy Fu	2010	52,857	0	0	10,000	0	0	52,857
CFO	2009	0	0	0	0	0	0	0

Financial Statements
Consolidated Statements of Cash Flows, page F-6

17. We note your response to comment 32 in our letter dated August 9, 2011. Your response indicates that $9,074,370 should have been reflected as proceeds from the issuance of convertible notes. You reflected $9,874,370 as the proceeds from sales of common stock, net of offering costs in your 2009 cash flows from financing activities. Please reconcile these two amounts. Please also reconcile the $9,074,370 that you state are the proceeds from the issuance of convertible notes to the amounts reflected in Note 10.

COMPANY RESPONSE: Our response to Comment 32 inadvertently contained a typographical error as the amount of $9,074,370 should have read $9,874,370.  As such, no reconciliation is necessary.  Our response is corrected as follows:

Mr. Rufus Decker
November 7, 2011

We reviewed the 2009 cash flows from financing activities in the Form 10-K for the fiscal year ended December 31, 2010 and found that $9,874,370 proceeds from the from the issuance of convertible notes had been mistakenly shown as $9,874,370 proceeds from the sale of common stock.

In the future, the Company will change the title of that line to “Proceeds from the issuance  of convertible notes”.

The issuance of these notes is described in the first sentence of Note 10, which reads “In July 2009, the Company issued $11,592,000 of 10% senior secured convertible notes (the “Notes”)…”

Notes to the Financial Statements
Note 1. Organization and Business Activities, page F-8

18. We note your response to comment 34 in our letter dated August 9, 2011. Please provide us with a comprehensive explanation of how you determined all of the entities involved in the reorganization in 2009, including those involved in the acquisition of the equity interests of Suo’ang New Energy Enterprise Co., Ltd. as well as the termination of the contractual agreements, were under common control. Please also tell us how it was determined which assets would be transferred to Suoke Clean Energy in connection with the termination of contractual arrangements on December 31, 2009.

COMPANY RESPONSE : The 2009 reorganization was between the Company’s wholly owned subsidiaries Hangson Limited (“Hangson”) and Tongchuan Suoke Clean Energy, Co. Ltd, (“Suoke”) and entities controlled by the Company, Shaanxi Suo’ang Biological Science & Technology Co., Ltd (“Suo’ang Biological), and Suo’ang Biological’s 80% subsidiary, Suo’ang New Energy Enterprise Co., Ltd, (“New Energy”).  The Company owned the remaining 20% of New Energy.

On August 18, 2006, Hangson entered into agreements with Suo’ang Biological which obligated the Company to absorb a majority of the risk of loss from Suo’ang Biological’s activities, enabled the Company to control Suo’ang Biological, and enabled the Company to receive a majority of Suo’ang Biological’s expected profits.  Accordingly, the Company was considered the primary beneficiary of Suo’ang Biological and consolidated Suo’ang Biological and New Energy. On June 30, 2009, Hangson transferred the agreements to Suoke.  On November 9, 2009, Suoke acquired Suo’ang Biological’s 80% interest in New Energy.

Before the reorganization, control over New Energy was exercised by the Company as the primary beneficiary of Suo’ang Biological.  After the reorganization, control over New Energy was due to the Company’s direct ownership.  Therefore the transactions were appropriately accounted for as common control transactions.

As Suo’ang Biological was consolidated by the Company prior to the transfer of its assets, the assets transferred to Suoke were at Suo’ang Biological’s historical basis as appropriate under US GAAP for common control transaction.

Mr. Rufus Decker
November 7, 2011

Note 2. Summary of Significant Accounting Policies, page F-9
Foreign Currency Translation, page F-13

19. We note your response to comments 38 and 41 in our letter dated August 9, 2011. Please disclose how you account for your options and warrants given that they are denominated in U.S. dollars, which is not your functional currency. Your disclosures indicate that you may also issue warrants and options to nonemployees. If so, please address your consideration of ASC 815-40-15-7I in accounting for these warrants and options.

COMPANY RESPONSE :The Company accounts for stock option and warrant grants issued and vesting to employees based on the authoritative guidance provided by the Financial Accounting Standards Board under Accounting Standards Codification (“ASC”) Topic 718 where the value of the award is measured on the date of grant and recognized over the vesting period. The Company accounts for stock option and warrant grants issued and vesting to non-employees in accordance with the authoritative guidance of the Financial Accounting Standards Board under ASC Topic 505-50 where the value of the stock compensation is based upon the measurement date as determined at either a) the date at which a performance commitment is reached, or b) at the date at which the necessary performance to earn the equity instruments is complete. Non-employee stock-based compensation charges generally are amortized over the vesting period on a straight-line basis. In certain circumstances where there are no future performance requirements by the non-employee, option grants are immediately vested and the total stock-based compensation charge is recorded in the period of the measurement date.

The guidance in ASC 815-40-15-7l does not apply to options or warrants issued as share-based payment awards within the scope of Topic 718.  For options or warrants not issued within the scope of Topic 718, we considered ASC 815-40-15-7I as noted in our response to comment 41 “Additionally, the strike price of the warrants is denominated in US dollars, a currency other than the Company’s functional currency, the RMB.  As a result, these warrants are not considered indexed to the Company’s own stock.  The FASB’s guidance in ASC 815indicatesthe fair value of these liabilities be re-measured at the end of every reporting period based on their fair values with the change in that value between periods  reported in the consolidated statement of income” (i.e. for options and warrants where the strike price of the instrument is denominated in a currency other than the Company’s functional currency and are not issued within the scope of ASC 718, the Company records the fair value of these instruments as derivative liabilities, and fair value changes in value are reported in the consolidated statement of income).

Note 15. Statutory Reserves, page F-21

20. We note your response to comment 42 in our letter dated August 9, 2011. In a similar manner to your response, please disclose why there were no changes in the amount of statutory reserves.

COMPANY RESPONSE : There were no changes in the amount of statutory reserves because the amount of statutory reserves requirements were at their required level.

Mr. Rufus Decker
November 7, 2011

Note 16. Income Taxes, page F-21

21. We note your response to comment 43 in our letter dated August 9, 2011. As previously requested, please disclose your policy for classifying interest and penalties. Refer to ASC 740-10-50-15(c) and 740-10-50-19.

COMPANY RESPONSE : The following disclosure will be added to the Company’s income tax accounting policy disclosure:

The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense.

Note 18. Commitments and Contingencies

22. We note your response to comment 44 in our letter dated August 9, 2011. As previously requested, please tell us and disclose how you account for the long-term framework agreements with clients. Specifically address who assumes the risk of CWSF price changes.

COMPANY RESPONSE : The long term framework agreements provide for a supplementary agreement each year to be signed between the two parties to confirm the pricing methodology and volume in the coming year. The risk involved in CWSF price is then assumed by the clients as determined by market supply and demand. Specifically, if there  is ample or excessive supply in the market, then price may decrease and the customer would benefit. On the other hand, if supply is tight and demand for CWSF is relatively high, then prices will increase and the customer will be charged more.  Hence it’s the customer who bears the risk of price increases.

Capital Expenditure Commitments
Guangdong Facility, page F-23

23. We note your response to comment 45 in our letter dated August 9, 2011. Please address the following:

•	Please tell us whether Dongguan Yongchang Paper Co. is a related party to you;

•	Please tell us how you allocated the $5,550,000 to the assets acquired and your basis for the allocation;

•
You acquired a 100% equity interest in Dongguan Clean Energy Water Coal Mixture Co. Please provide us with a summary of the assets and liabilities of this entity on the date of acquisition. Please also tell us if this entity has ever recorded revenues or incurred expenses. Please help us understand why you determined that the equity interest was not worth anything. It would appear that there would be some worth to the business license to manufacture and sell CWSF. Please advise;

•	Please tell us the nature of the relationship between Dongguan Yongchang Paper Co. and Dongguan Clean Energy Water Coal Mixture Co.; and

•	Please tell us whether the transaction has been completed.

Mr. Rufus Decker
November 7, 2011

COMPANY RESPONSE : The Company’s responses are as follows:

-	Dongguan Yongchang Paper Co. is an independent third party to us.

-
According to sale and purchase agreement signed by Dongguan Yongchang Paper Co. and us, the consideration of $5,550,000 consisted of approximately $3,580,600 of cost of land and $1,969,400 of plant and other factory infrastructure. Such values were based on the relative fair value of the assets at the time of acquisition.

-
On the date of acquisition, there were no assets and no liabilities in  Dongguan Clean Energy Water Coal Mixture Co.as it was a shell company, and has never recorded any revenue or expenses.  As previously indicated, the values of assets acquired were based on the relative fair value of the assets at the time of acquisition and it was determined by management that the fair value of the business license to manufacture and sell CWSF was insignificant.

-	Dongguan Yongchang Paper Co. and Dongguan Clean Energy Water Coal Mixture Co. have common shareholders.

-	As of this date, the transaction has been completed.

Form 10-Q for period ended June 30, 2011
Condensed Consolidated Statements of Cash Flows, page 6

24. We note your response to comment 47 in our letter dated August 9, 2011. Please tell us whether this error was corrected on your consolidated statements of cash flows provided in your Form 10-Q for the six months ended June 30, 2011. You do not believe that the reclassification requires a revision of your previously filed statement of cash flows included in your Form 10-Q for the period ended March 31, 2011. In this regard, please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N which should specifically address the impact on net cash provided by (used in) investing activities and net cash provided by operating activities.

COMPANY RESPONSE : In the consolidated statement of cash flows in the Company’s Form 10-Q for the six months ended June 30, 2011, payments for plant acquisition are shown as a investing activity and increase in accounts payable is shown as an operating activity for the six months ended June 30, 2011. They are now shown correctly.

The Company does not believe the reclassification of such proceeds requires a revision of its previously filed condensed statements of cash flows for the three month period ending March 31, 2011. The Company made this decision based upon its review and analysis of SEC Staff Accounting Bulletin 108 that references FASB Concepts Statement No. 2, "Qualitative Characteristic of Accounting Information," which indicates that an error is material if, "it is probable that the judgment of reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item." We believe that the proper classification of such proceeds would not impact the judgment of a reasonable person relying on the financial statements.

We reached this conclusion based upon the following facts: (i) the classification had no effect on the net increase in cash and cash equivalents, (ii) the reclassification will not result in a change in reported net income or earnings per share, (iii) cash flow from investing activities would be $10,592,164 (compared to $12,910,704 shown) and (iv) cash flow from operating activities would be $7,374,100 (compared to $5,055,560 shown). As such we believe that the proper classification of such proceeds would not impact the judgment of a reasonable person relying on the financial statements and no restatement of these amounts is required. We will correct the presentation of these amounts in future filings which include such balances.

Mr. Rufus Decker
November 7, 2011

Notes to the Financial Statements
Fair Value of Financial Instruments, page 10

25. We note your response to comment 48 in our letter dated August 9, 2011. Please address what consideration you gave to providing the other disclosures called for by ASC 820-10-50, in addition to those related to changes in your Level 3 assets and liabilities.

COMPANY RESPONSE: The Company considered the disclosures called for by ASC 820-10-50 and determined that the required disclosures are included in the Company’s accounting policy disclosure for “Fair value of financial instruments”.

Note 12. Commitments and Contingencies
Legal Proceedings, page 18

26. We note your response to comment 49 in our letter dated August 9, 2011. It remains unclear whether you determined that there is at least a reasonable possibility that a loss may have been incurred. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

COMPANY RESPONSE :  Based upon the Company’s current knowledge, we have no indication that there is a reasonable possibility that a loss may have been incurred.  As such, no disclosure is required based upon the provisions of ASC 450-20-50. We will reassess the matter at each reporting date to determine if a disclosure is appropriate based on changes in circumstances.

Management’s Discussion and Analysis, page 20
Results of Operations, page 23

27. You disclose that the increase in selling expenses is attributed to increased transportation cost.  Please explain to us how your transportation costs increased in light of your disclosure that you experienced a reduction in the sales volume due to the Shenyang facility’s shut down and Suo’ang New Energy’s loss of five customers (we note your page 21 disclosures).

COMPANY RESPONSE: Transportation costs increased in the three and six month periods ended June 30, 2011 as compared to the three and six months ended June 30, 2010 primarily due to an increase in customers at the Guangdong facility from zero in 2010 to five in 2011, and an increase in the cost per delivery charged by the third party logistics companiesfor delivery to existing customers.  The reduction of delivery costs in Shenyang and the reduction of delivery costs for five customers at Suo’ang New Energy were offset by the increases indicated above.

Mr. Rufus Decker
November 7, 2011

28. We note your response to comment 50 in our letter dated August 9, 2011. In a similar manner to your response, please disclose the factors which resulted in significant changes in the fair value of your derivative liabilities, including the significant assumptions which resulted in the changes.

COMPANY RESPONSE : The closing stock price of the Company is assumed to be equal to the fair value of the stock on the appraisal date, and is a significant input in determining the fair value of the derivatives.  The significant change to the fair value of the derivative liabilities was due to the decrease in the stock price of the Company during the valuation period.

29. We note your response to comment 51 in our letter dated August 9, 2011. In a similar manner to your response, please disclose the expected impact of government regulations on revenues and gross profit in future periods.

COMPNY RESPONSE : In China's 2010 Report on Central and Local Budgets, the Chinese Government states that it has budgeted approximately US$12 billion for energy conservation and pollution reduction and to promote the development of low-carbon technologies. The CWSF industry is highly encouraged by the PRC Government, and as a result the number of competitors is expected to increase in the future. During the first quarter of 2011, we agreed to reduce the selling price to Haizhong Heating by approximately 8% from March 1, 2011 through October 31, 2012 due to government regulation on its heating price to residential users. As a result, it is likely that the gross profit margin is in a decreasing trend.

According to Frost & Sullivan, overall CWSF demand is expected to grow at a CAGR of 24.7% from 2008 to 2014. In the highly competitive market, it is expected that we have a large competitive advantage because we have established a first mover advantage as one of the first commercial CWSF producers in China. With a dominant market position and exclusive agreements with select strategic partners, it is expected that our revenues and gross profit are going to increase due to increase in demand and our increase in market share.

30. Given there are debt amounts recorded on your balance sheet as of December 31, 2010 and June 30, 2011, please disclose why there was no interest expense recorded for the six months ended June 30, 2011.

COMPANY RESPONSE :The Company’s accounts payable and accrued expenses,  payable on plant acquisition, taxes payable, and amount due to director are non-interest bearing.  The Company’s mortgage is interest bearing.  For the six months ended June 30, 2011, interest expense related to the Company’s mortgage debt was approximately $3,675, or .001 (one hundredth of one percent) of net income.  As this amount was considered immaterial, a separate disclosure of interest expense was not made and instead, interest expense was included with (offset against) interest income.

Mr. Rufus Decker
November 7, 2011

Form 8-K filed August 23, 2011

31. We note your response to comment 54 in our letter dated August 9, 2011. Please clearly disclose how you are arriving at your adjusted earnings per common share amounts. You should reconcile between the historical and adjusted weighted average number of shares outstanding used to arrive at the adjusted earnings per common share amounts. Refer to Item 10(e)(1)(i) of Regulation S-K.

COMPANY RESPONSE:  We will add the following disclosure (or similar tabular disclosure) to all future filings in which adjusted earnings per share are disclosed:

The adjusted number of shares used to determine adjusted earnings per share is calculated by adding the basic weighted number of shares to the number of shares that would be issued upon exercise of all warrants classified as derivative liabilities. At _____, 2011, basic weighted number of shares of ______ is increased by _____ warrant shares that would be issued upon exercise of all the Company’s warrants, resulting in ______, the adjusted earnings number of shares.  Adjusted earnings of $_____ divided by the _____ adjusted number of shares results in adjusted earnings per share of $____ per adjusted shares.

32. We note that in the press release announcing the company’s financial results for the second quarter of 2011, Mr. Ren states that you will continue to build up your capacity through production line expansions and acquisitions. With a view towards future disclosure, please tell us what the company’s current production capacity is, and how the prolonged shut-down of the Shengyang facility and your customers’ inability to secure bank loans have impacted management’s decision to increase capacity.

COMPANY RESPONSE :The current production capacity of the Company is as follow:
Capacity (metric tons/annum)
Tongchuan facility	550,000
Shenyang facility	300,000
Guangdong facility	300,000
1,150,000

Starting from October 2011, the Shenyang facility has resumed operations and production. At the same time, because of new competitors in Shenyang, Management considers that the volume and unit price of CWSF market in Shenyang will be affected. As a result, the gross profit ratio of Shenyang facility will be lower than last year and other facilities.

Mr. Rufus Decker
November 7, 2011

To address the inability of our customers to secure bank loans, Management is considering tightening its customer intake procedure and increasing its credit quality management of customers. To increase production capacity, the Company is strategically focusing on the southern part of China, which has a large potential market with demand from industrial business.

33. In the press release you also state that on July 1, 2011 the company entered into a purchase agreement to acquire 100% of the outstanding equity interest in Crown Energy Limited which holds 60% equity interest in Foshan Nan Hai. Please tell us why you have not filed a copy of the agreement as an exhibit to your periodic report.

COMPANY RESPONSE : A copy of the agreement was filed as an exhibit to the Form 8-K filed on July 15, 2011.  Because the agreement was entered into during the third quarter of 2011, no filing of the agreement would have been required until the filing of the Company’s quarterly report on Form 10-Q for the period ended September 30, 2011.  However, the Company thought it prudent to include a copy of the agreement with the Form 8-K.

The Company hereby acknowledges that :

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, please do not hesitate to contact Mitchell S. Nussbaum, Esq. of Loeb & Loeb LLP, counsel to the Company at (212) 407-4159, Tahra Wright, Esq., of Loeb & Loeb LLP at (212) 407-4122, or Jessica Yuan, Esq., of Loeb & Loeb LLP at (212) 407-4928.

Sincerely,

/s/    Baowen Ren
Baowen Ren
Chief Executive Officer